Exhibit 99.1

Missfresh Announces Receipt of Nasdaq Notification Regarding Late Filing of Form 20-F

BEIJING, May 22, 2023—Missfresh Limited (NASDAQ: MF) (“Missfresh” or the “Company”), today announced that it received a notification letter dated May 18, 2023 (the “Notification Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is not in compliance with the filing requirement set forth in Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”) since the Company did not timely file its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

The Notification Letter has no immediate effect on the listing of the Company’s American Depositary Shares on Nasdaq. In accordance with the Nasdaq Listing Rules, the Company was granted 60 calendar days from the date of the Notification Letter to submit a plan to regain compliance with the Filing Requirement (the “Compliance Plan”). In the event the Company is unable to file the Form 20-F, the Company will submit the Compliance Plan. If the Staff accepts the Compliance Plan, the Staff may grant the Company an extension to regain compliance with the Filing Requirement through no later than November 13, 2023.

The Company continues to diligently work to complete the Form 20-F and to file the annual report with the SEC as soon as reasonably practicable.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: adverse changes in general economic or market conditions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which Missfresh or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; natural disasters and geopolitical events; and intensity of competition. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com

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